Exhibit 99.2

April 8, 2020

Alice Wong, Corporate Secretary

Virgil Roberts, Board Chair

Wayne-Kent A. Bradshaw, Chief Executive Officer

Broadway Financial Corporation

5055 Wilshire Blvd Suite 500

Los Angeles, CA 90036

Re:	Shareholder Proposals and Director Nomination to Broadway Financial Corporation

Ladies and Gentlemen:

We write on behalf of Commerce Home Mortgage, LCC (“Commerce”) to request that the following proposals and director nomination be submitted to a shareholder vote at the 2020 Annual Shareholder Meeting of Broadway Financial Corporation (“Broadway” or the “Company”). We also request that they be included as shareholder proposals in the Company’s proxy statement.

Shareholder Proposals

Shareholder Proposal #1

Discussion. We were alarmed by recent public admissions that Broadway consciously avoids making loans to minority and low-income consumers and instead focuses on loans to wealthy real estate investors who rent Class C apartment buildings to those consumers.1 We believe that Broadway, which is certified as both a Minority Depository Institution (“MDI”)2 and Community Development Financial Institution (“CDFI”), has an obligation to serve the community’s minority and low-income borrowers in these markets – not just their wealthy landlords. We are concerned about

Broadway’s failure to lend to minority and low-income borrowers, a complete lack of transparency with respect thereto, and the effect thereof on Broadway’s licenses, certifications, and shareholder value. The MDI and CDFI designations are fundamental to Broadway’s business activity and must be maintained through actual lending activity to minority and low-income consumers.

We also note that Broadway’s board of directors (the “Board”) recently appointed a New York private-equity investor to the Board who adds no racial or gender diversity. His appointment by Broadway’s nearly 40% shareholder is coincident with Broadway further reducing lending to minority and low-income consumers in Broadway’s market. Shareholders need transparency to understand the risks that Broadway’s lending practices pose to its critical MDI and CDFI designations as well as to its compliance with other regulations relating to consumer lending. We therefore make the following shareholder proposal:

Proposal #1: RESOLVED, that the Board shall cause the Company to disclose in its quarterly reports on Form 10-Q and in its annual reports on Form 10-K the number and U.S. dollar amount of loans Broadway originated to African-American, Hispanic/Latino, and low-income borrowers, respectively, during the periods covered by such filings in a format that enables shareholders to evaluate whether Broadway Financial Corporation and Broadway Federal Bank are in compliance with the legal requirements for Broadway’s designation as a Minority Depository Institution and Community Development Financial Institution.

[1]

Cf., Broadway management, “The Evolution of the West’s Only Black Bank,” interview by Anna Scott, hosted by Jarrett Hill, Greater LA, KCRW.com, September 9, 2019, KCRW.com; and John Reosti, “L.A. bank, big investor clash over approaches to serving underbanked,” American Banker, February 13, 2020, https://www.americanbanker.com/news/l-a-bank-big-investor-clash-over-approaches-to-serving-underbanked

[2]

Section 308 of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 (“FIRREA”) designates a non-minority owned bank like Broadway an MDI only in the event that a majority of the Board is composed of minorities and the community that the institution serves is predominantly composed of minorities. We are concerned that few, if any, of Broadway’s borrowers are members of the minority community Broadway purports to serve. The details of Broadway’s lending activity are the subject of a books and records inspection request we delivered to Broadway but which to date remains unfulfilled.

16845 Von Karman Avenue, Suite 200, Irvine, CA 92606  |  www.commercehomemortgage.com

Shareholder Proposal #2

Discussion. In our earlier letters to Broadway, dated February 10, 2020 and February 18, 2020, we described the shareholders’ disappointment with the value-destroying “shareholder rights plan” adopted by the Board on September 10, 2019 (the “Poison Pill”). We noted that the Poison Pill makes no commercial sense for a company whose publicly traded shares already suffer from very limited liquidity. After implementation of the Poison Pill, Broadway’s shares traded down from $1.73 the day before the Poison Pill was announced to as low as $1.26 in February—a 27% decline even prior to the market impact of the novel coronavirus. In March, Broadway’s shares have traded as low as $1.04, representing a 40% decline in share price. We also noted that Broadway’s stated rationale for the Poison Pill—that the Board does not believe Broadway’s trading price reflects the Company’s true value3—rings hollow where the same Board regularly grants itself and management stock and stock equivalents at market price. This price is now further depressed as a result of the Poison Pill. Moreover, we observed that the Poison Pill violates Institutional Shareholder Services (“ISS”) and Glass Lewis best practices, runs counter to the best interests of disinterested stockholders and in favor of Broadway’s nearly 40% shareholder, an affiliate of Gapstow Capital Partners, which also holds a seat on the Board. We therefore make the following shareholder proposal:

Proposal #2: RESOLVED, that the Board of Directors take all action to cause as soon as practicable and in any event prior to June 30, 2020 (i) the termination and redemption of the Rights Agreement dated as of September 10, 2019, and (ii) the adoption of a bylaw or charter amendment providing that any subsequent shareholder rights plan or “poison pill” shall be subject to a mandatory shareholder vote.

Shareholder Proposal #3

Discussion. In our review of Broadway’s governance documents, we have encountered numerous provisions that conflict with best practices , the stated goals of the Board, and the recommendations of the leading public company governance and proxy advisory services.4 These provisions are intended to make it difficult for concerned shareholders to enhance governance and protect the value of their holdings. Instead, entrenched and underperforming members of the Board can put the integrity of Broadway and its subsidiary thrift at risk without shareholder oversight. (For example, Broadway’s bylaws (the “Bylaws”) permit removal of a director only upon conviction of a felony or a court judgment of misconduct or gross negligence. However, bank regulators, customers and investors rightly apply a more stringent standard to the behavior of bank board members.) We therefore make the following shareholder proposal:

Proposal #3: RESOLVED, that the Board conduct a review of the Bylaws and other governance documents and revise these to comply in all material respects with the governance recommendations of ISS and Glass Lewis & Co., to the extent appropriate, to correct typographical errors, internal inconsistencies and any conflicts with applicable laws and regulations, including the following:

1.    To amend and restate Section 4.12 of the Company’s Bylaws by deleting the last sentence thereof and to read in its entirety as follows:

“A director may be removed only for cause as determined by the affirmative vote of the holders of at least a majority of the shares then entitled to vote in an election of directors, which vote may only be taken at an annual meeting or a special meeting.”

2.    To amend and restate Section 3.5 of the Company’s Bylaws to read in its entirety as follows, to include the underlined new language:

“Special meetings of stockholders for the purpose of taking any action permitted the stockholders by law and the certificate of incorporation of this corporation may be called at any time by the Board or at the written request of holders of one-third or more of the shares entitled to vote at such special meeting. Except in special cases where another express provision is made by statute, notice of such special meetings shall be given in the same manner as for annual meetings of stockholders.”

The submission of shareholder proposals #1 through #3 is timely. Pursuant to Section 3.2.2 of the Bylaws, shareholder proposals must be submitted on or before the date that is 30 days in advance of the date of the previous year’s annual meeting. Since the 2019 annual meeting was held on June 26, 2019, shareholder proposals are timely if submitted by Wednesday, May 27, 2020.

Director Nomination

Discussion. We note that director Daniel A. Medina reaches the end of his appointed term on the Board this June. We believe this presents the necessary opportunity to improve the composition of the Board by replacing Mr. Medina with a more relevant and capable community-focused leader to guide Broadway in its mission and challenges.

[3]	Per Broadway’s letter to Steven Sugarman et al., dated February 12, 2020.
[4]	Moreover, we noted several typographical errors and missing or garbled provisions, which suggest the need for a thorough professional review of these important governance documents.

Mr. Medina is the longest-tenured director on the Board, having persisted in this role for 23 years since his appointment in 1997. He is one of the three remaining directors who presided over Broadway’s near-collapse and entry into the U.S. Treasury’s Troubled Asset Relief Program in 2008 and who served on a Board that for decades failed to implement the necessary controls to detect a massive fraud at Broadway that led to criminal convictions of Broadway employees and losses of over $5 million. Mr. Medina’s tenure has been marked by shareholder losses, Broadway’s progressive exit from lending to minority and low-income consumers, Broadway’s cratering asset size and profitability, and tone-deaf governance practices. Moreover, Mr. Medina does not appear to possess current market or management knowledge relevant to Broadway. He is a research analyst covering internet and entertainment companies for Wall-Street investment bank Needham & Co. Mr. Medina has not worked for a bank in 24 years. Since 1996, Mr. Medina’s career has diverged from the business of banking and the business of banking has changed fundamentally.5

Broadway’s 2019 proxy statement described Mr. Medina as having “extensive knowledge of the capital markets and mergers and acquisitions, specifically within the financial services industry.” However, given Broadway’s lack of merger and acquisitions activity during Mr. Medina’s two-plus decades of Board service and its inability to increase shareholder liquidity or capital markets valuations, it appears that Mr. Medina’s knowledge has not resulted in positive results for Broadway and its shareholders.

We believe Broadway’s Board would be enhanced by appointing Antonio Villaraigosa to the seat currently occupied by Mr. Medina. Mayor Villaraigosa is a proven public executive who presided as Mayor of the City of Los Angeles from 2005 to 2013, when he entered the private sector to work with Banc of California Inc. and later The Capital Corps, LLC, providing strategic leadership. Mayor Villaraigosa has a proven track record of finding solutions for the Los Angeles community and working with financial services businesses to fulfill this purpose. Mayor Villaraigosa has advised a highly successful bank in the execution of its growth and profitability initiatives in the same market as Broadway. He has also helped to launch and grow as its chairman a successful consumer lender that itself is a CDFI, which over the past three years has grown originations from zero to an annual run-rate of over $5 billion. Importantly, Mayor and now chairman Villaraigosa’s work within the financial services industry has resulted in building highly profitable organizations driving substantial community impact.

Moreover, Mayor Villaraigosa has a long-standing collaborative relationship with your chairman, Virgil Roberts, and others on the Board and management team (including, for example, in addressing educational needs in Los Angeles’ minority and low-income communities). Your chairman Mr. Roberts has indicated that Mayor Villaraigosa is respected by Broadway’s leadership, so we are confident he will be an influential and positive voice in helping to redirect Broadway to its community mission and increased profitability and growth.

Commerce therefore submits the following director nomination for the 2020 Annual Shareholder Meeting:

Antonio Villaraigosa

a.	Age: 67

b.	Business Address: 17351 West Sunset Boulevard, Suite 1A, Los Angeles, CA 90272

c.	Residential Address: Los Angeles, CA (See Confidential Exhibit A).

d.	Chairman, The Capital Corps, LLC
41st Mayor of Los Angeles, California

e.	Citizenship: United States

f.

As of the date hereof, Mr. Villaraigosa does not directly own beneficially or of record any securities of Broadway and has not entered into any transactions in securities of Broadway during the past two years. However, as a result of being the chairman of the board of The Capital Corps, LLC, which wholly owns Commerce, Mr. Villaraigosa may be deemed to have shared voting power over and thus beneficial ownership of the 1,846,154 shares of common stock owned by Commerce pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as set forth in more detail on Schedule 13D, filed by Commerce et. al. with the Securities and Exchange Commission on February 10, 2020, as amended (the “Schedule 13D”). Mr. Villaraigosa disclaims beneficial ownership of such shares of common stock, except to the extent of his pecuniary interest therein.

g.	Mr. Villaraigosa presently is, and if elected as a director of Broadway, would be an “independent director” under the NASDAQ listing standards.

[5]

Some examples of technological, regulatory and social innovations that have impacted banking since 1996 include: passage of the Dodd-Frank Act (2010), the Volcker Rule, the Financial Crisis of 2007-2008, mobile banking, smartphones (iPhone, 2007), passage of the Sarbanes-Oxley Act (2002), widespread adoption of online banking, passage of the USA PATRIOT Act (2001), and repeal of the Glass-Steagall Act (1999).

h.

Except as set forth in this notice (including the Exhibits hereto), (i) during the past 10 years, Mr. Villaraigosa has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) Mr. Villaraigosa does not directly or indirectly beneficially own any securities of Broadway; (iii) Mr. Villaraigosa owns no securities of the Company which are owned of record but not beneficially; (iv) Mr. Villaraigosa has neither purchased nor sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of Broadway owned by Mr. Villaraigosa is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) Mr. Villaraigosa is not, nor within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of Broadway, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of Mr. Villaraigosa owns beneficially, directly or indirectly, any securities of Broadway; (viii) Mr. Villaraigosa does not own beneficially, directly or indirectly, any securities of any parent or subsidiary of Broadway; (ix) neither Mr. Villaraigosa nor any of his associates was a party to any transaction, or series of similar transactions, since the beginning of Broadway’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which Broadway or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) neither Mr. Villaraigosa nor any of his associates has any arrangement or understanding with any person with respect to any future employment by Broadway or its affiliates, or with respect to any future transactions to which Broadway or any of its affiliates will or may be a party; (xi) Mr. Villaraigosa has no substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the 2020 Annual Shareholder Meeting; (xii) Mr. Villaraigosa holds no positions or offices with Broadway; (xiii) Mr. Villaraigosa has no family relationship with any director, executive officer, or person nominated or chosen by Broadway to become a director or executive officer and (xiv) no companies or organizations, with which Mr. Villaraigosa has been employed in the past five years, is a parent, subsidiary or other affiliate of Broadway. There are no material proceedings to which Mr. Villaraigosa or any of his associates is a party adverse to Broadway or any of its subsidiaries or has a material interest adverse to Broadway or any of its subsidiaries. Except as otherwise set forth in this notice, none of the events enumerated in Item 401(f)(1)-(8) of Regulation SK of the Exchange Act occurred during the past ten years.

i.	Mr. Villaraigosa is entitled to the same indemnification protections as other officers and directors of The Capital Corps, LLC as set forth in its governance documents and state law.

j.

Other than as stated above and elsewhere in this notice, there are no agreements, arrangements or understandings between Commerce or its affiliates and associates, and Mr. Villaraigosa, and neither Commerce nor its affiliates and associates have any material interest in such nomination or anticipate any benefit therefrom (other than in their capacities as stockholders of Broadway).

With respect to the shareholder giving notice:

Commerce Home Mortgage, LLC

16845 Von Karman, Suite 200

Irvine, CA 90272

Class and number of shares as of date hereof: See Schedule 13D.

The submission of this nomination is timely. Pursuant to Section 3.4 of the Bylaws, nominations for director must be submitted not less than 60 and not more than 90 days in advance of the date of the previous year’s annual meeting. Since the 2019 annual meeting was held on June 26, 2019, nominations are timely if submitted by Saturday, April 27, 2020.

*             *             *

We have been discouraged by the inordinate expense undertaken by the bank to fight our obvious and necessary requests of the Board. Refusing to provide shareholders with an opportunity to inspect books and records, implementing Wall Street anti-shareholder tactics to protect the financial interests of a controlling shareholder, refusing to ease the restrictions even in the face of a global liquidity crisis caused by COVID-19, and spending scarce corporate resources on high-priced lawyers to block discussions with shareholders all suggest an uncooperative spirit that pits the Board against the interests of the communities and shareholders it is meant to serve. We are hopeful that these tactics will subside and the Board will work collaboratively with us with respect to these shareholder proposals and the nomination and election of Mr. Villaraigosa. In the meantime, we reserve the right to submit a second director nomination should we believe it to be necessary and appropriate.

Sincerely,

Commerce Home Mortgage, LLC

By,

Carlos P. Salas

Board Chair